VIA EDGAR

May 19, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:          Platinum Studios, Inc.

                Registration Statement on Form S-1 (File No. 333-164463)

                Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Platinum Studios, Inc. (the “Registrant”), hereby applies for an order granting withdrawal of the Registration Statement on Form S-1, together with all exhibits thereto, File No. 333-164463 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on January 22, 2010 and was amended on May 4, 2010.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, the Registrant requests an order granting the withdrawal of the Registration Statement be issued by the Commission effective as of the date hereof or at the earliest practicable date hereafter.

The Registrant further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the Registrant’s counsel, Dieterich & Mazarei, Attn: Christopher H. Dieterich, 11300 West Olympic Blvd., Suite 800, Los Angeles, California 90064, facsimile number (310) 312-6680.

If you have any questions regarding the foregoing application for withdrawal, please contact Christopher Dieterich of Dieterich & Mazarei at (310) 312-6888.

Respectfully submitted,

DIETERICH & MAZAREI

/s/ Christopher H. Dieterich

Christopher H. Dieterich

Counsel to Platinum Studios, Inc.